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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                             FORTUNE FINANCIAL, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.025 PER SHARE
                         (Title of Class of Securities)

                                    607235504
                                 (CUSIP Number)

                               James L. Main, Esq.
                              Holland & Knight LLP
                        50 North Laura Street, Suite 3900
                           Jacksonville, Florida 32202
                                 (904) 798-7319
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                JANUARY 12, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 8 pages)

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
------------------------------------------------------                     -----------------------------------------
CUSIP No. 607235504                                                        Page 2 of 8
          ---------
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
-------------- -----------------------------------------------------------------------------------------------------
               Names of Reporting Person:
      1                                   ARTHUR L. CAHOON
               I.R.S. Identification No. of Above Person (entity only)
-------------- -----------------------------------------------------------------------------------------------------
      2        Check the Appropriate Box if a Member of a Group*
                                                                                                            (a) / /
                                                                                                            (b) / /

-------------- -----------------------------------------------------------------------------------------------------
               SEC use only
      3

-------------- -----------------------------------------------------------------------------------------------------
               Source of Funds*
      4
                        AF
-------------- -----------------------------------------------------------------------------------------------------
               Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
      5                                                                                                           :

-------------- -----------------------------------------------------------------------------------------------------
               Citizenship or Place of Organization
      6
                        United States Citizen
-------------- -----------------------------------------------------------------------------------------------------
                                     Sole voting power
                               7                                                 7,660,514

                             ------- -------------------------------------------------------------------------------
     Number of shares                Shared voting power
       beneficially            8                                                    -0-
       owned by each
     Reporting person        ------- -------------------------------------------------------------------------------
           with                      Sole dispositive power
                               9                                                 7,660,514

                             ------- -------------------------------------------------------------------------------
                                     Shared dispositive power
                               10                                                   -0-

---------------------------- ------- -------------------------------------------------------------------------------
               Aggregate Amount Beneficially Owned by Each Reporting Person
     11                                                                          7,660,514
-------------- -----------------------------------------------------------------------------------------------------
               Check box if the Aggregate Amount in Row (11) Excludes Certain Shares*                           / /
     12

-------------- -----------------------------------------------------------------------------------------------------
               Percent of Class Represented by Amount in Row (11)                                               / /
     13                                            51.4%
-------------- -----------------------------------------------------------------------------------------------------
               Type of Reporting Person*
     14
                                                   IN
-------------- -----------------------------------------------------------------------------------------------------
                    - SEE INSTRUCTIONS BEFORE FILLING OUT!


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
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CUSIP No. 607235504                                                        Page 3 of 8
          ---------
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
-------------- -----------------------------------------------------------------------------------------------------
               Names of Reporting Person:
      1                                   HAWKEYE, INC.
               I.R.S. Identification No. of Above Person (entity only)     593584259
-------------- -----------------------------------------------------------------------------------------------------
      2        Check the Appropriate Box if a Member of a Group*
                                                                                                            (a) / /
                                                                                                            (b) / /

-------------- -----------------------------------------------------------------------------------------------------
               SEC use only
      3

-------------- -----------------------------------------------------------------------------------------------------
               Source of Funds*
      4
                        WC
-------------- -----------------------------------------------------------------------------------------------------
               Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
      5                                                                                                           :

-------------- -----------------------------------------------------------------------------------------------------
               Citizenship or Place of Organization
      6
                        Florida
---------------------------- ------- -------------------------------------------------------------------------------
                                     Sole voting power
                               7                                                       -0-

                             ------- -------------------------------------------------------------------------------
     Number of shares                Shared voting power
       beneficially            8                                                     7,437,654
       owned by each
     Reporting person        ------- -------------------------------------------------------------------------------
           with                      Sole dispositive power
                               9                                                       -0-

                             ------- -------------------------------------------------------------------------------
                                     Shared dispositive power
                               10                                                   7,437,654

-------------- -----------------------------------------------------------------------------------------------------
               Aggregate Amount Beneficially Owned by Each Reporting Person
     11                                                                                           7,437,654
-------------- -----------------------------------------------------------------------------------------------------
               Check box if the Aggregate Amount in Row (11) Excludes Certain Shares*                           / /
     12

-------------- -----------------------------------------------------------------------------------------------------
               Percent of Class Represented by Amount in Row (11)                                               / /
     13                                            49.9%
-------------- -----------------------------------------------------------------------------------------------------
               Type of Reporting Person*
     14
                                                   CO
-------------- -----------------------------------------------------------------------------------------------------
SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 607235504                     Page 4 of 8
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         This Amendment No. 1 amends the Statement on Schedule 13D filed by
Arthur L. Cahoon and Hawkeye, Inc. relating to the common stock, $.025 par value, of Fortune Financial, Inc., a Florida corporation.

ITEM 3.  SOURCE OF FUNDS.

         Item No. 3 of this Schedule 13D is hereby amended by adding the following paragraph:

                  "495,867 shares of the Issuer's Series A Convertible Preferred Stock were acquired as described in Item 4 hereof by conversion of the Issuer's $1,200,000 Note."


ITEM 4.  PURPOSE OF TRANSACTION.

         Item No. 4 of this Schedule 13D is hereby amended by adding the following paragraphs:

                  "On January 12, 2001, the Issuer entered into a Preferred Stock Purchase Agreement with The Crown Group, Inc. ("Crown") pursuant to which Crown acquired or has the option to acquire up to 200,000 shares of Series A Convertible Preferred Stock, $.001 par value, of the Issuer (the "Crown Transaction"). In connection with the Crown Transaction, (i) Hawkeye converted all of the outstanding principal of the Issuer's $1,200,000 Note held by Hawkeye into 495,867 shares of the Issuer's Series A Convertible Preferred Stock and (ii) the Individual Shareholder entered into a Shareholders Agreement dated January 12, 2001 with the Issuer, Crown and certain other shareholders of the Issuer (the "Crown Shareholders Agreement"). Pursuant to the Crown Shareholders Agreement, the Shareholders Agreement dated November 15, 2000 among the Issuer, the Individual Shareholder and certain other shareholders of the Issuer was terminated.

                  "The Crown Shareholder Agreement provides, among other things, that the Individual Shareholder and the other Shareholders of the Issuer who are parties to the Agreement agreed to vote their shares with respect to (i) the approval or ratification of the acquisition by Hawkeye and Mr. R. Lee Smith ("Smith") of securities of the Issuer pursuant to the Securities Purchase Agreement dated November 15, 2000 and the Letter Agreement; (ii) the approval or ratification of the Crown Transaction; and (iii) the increase in the number of the Issuer's authorized shares of Common Stock to 35,000,000.

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CUSIP No. 607235504                     Page 5 of 8
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                  "In addition, each such shareholder agreed to use its best efforts to cause its designee(s) on the Issuer's board of directors to increase by one the number of the Issuer's directors until the Issuer's 2001 annual shareholders meeting and to fill the resulting vacancy with John A. Koegel until such meeting. Also, the Issuer agreed to present to its shareholders, and the shareholders agreed to vote in favor of, an amendment to the Issuer's bylaws establishing staggered three-year terms for the members of its board of directors. Also, the shareholders agreed to use their best efforts to cause their designee(s) on the Issuer's board of directors to nominate a specified slate of directors and to vote in favor of such slate. Also, as long as the McCorkle Family (as defined) owns (beneficially or otherwise) at least 15 percent of the outstanding shares of Common Stock, the shareholders agreed to use their best efforts to cause two persons nominated by Allan J. McCorkle and two persons nominated by the Individual Shareholder and R. Lee Smith to be members of the Issuer's board of directors. Also, during the term of the Crown Shareholders Agreement, each shareholder agreed (i) not to solicit, initiate, encourage or participate in any solicitation of proxies or take any action by written consent as a shareholder the purpose of which would be inconsistent with the provisions of the Crown Shareholders Agreement, and (ii) not to assist, advise, encourage or act in concert with any person with respect to any such conduct. In addition, the Crown Shareholders Agreement amended in certain respects the shareholders agreement dated as of May 24, 1999 as amended, between the Issuer, Allan J. McCorkle and R. Lee Smith.

                  "The Letter Agreement dated November 15, 2000 sets forth certain obligations of the Issuer to Smith and Hawkeye. Because the Issuer failed to complete by December 31, 2000 an issuance of equity securities to Crown on substantially the same terms being discussed by the Issuer with Crown at the date of the Letter Agreement, Smith and Hawkeye may purchase at any time and from time to time (the "Purchase Right") in the aggregate up to an additional $13 million of Notes and Warrants on generally the same terms as those relating to the acquisition of the Note and the Warrant pursuant to the Securities Purchase Agreement dated November 15, 2000 between them and the Issuer."

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CUSIP No. 607235504                     Page 6 of 8
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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 of this Schedule 13D is hereby amended by adding the following paragraphs:

                  "The Individual Shareholder may be deemed to beneficially own 7,660,514 shares, or approximately 51.4%, of the outstanding Common Stock, through (i) his direct ownership of 212,500 shares, (ii) his direct ownership of a presently exercisable stock option for 10,000 shares, (iii) the ownership by Hawkeye of a Warrant presently convertible into or exercisable for 495,867 shares, (iv) the ownership by Hawkeye of Series A Convertible Preferred Stock convertible into 495,867 shares, and (v) pursuant to Hawkeye's 60% proportionate interest in the Purchase Right, (A) 3,223,140 shares ultimately acquirable upon conversion of the Note (and upon conversion of the underlying shares of convertible preferred stock) acquirable under the Purchase Right and (B) 3,223,140 shares acquirable upon exercise of the Warrant acquirable under the Purchase Right.

                  "Hawkeye may be deemed to beneficially own 7,437,654 shares or approximately 49.9% of the outstanding Common Stock, through (i) its direct ownership of a Warrant presently convertible into or exercisable for 495,867 shares, (ii) its direct ownership of Series A Convertible Preferred Stock convertible into 495,867 shares, and (iii) pursuant to its 60% proportionate interest in the Purchase Right, (A) 3,223,140 shares ultimately acquirable upon conversion of the Note (and upon conversion of the underlying shares of convertible preferred stock) acquirable under the Purchase Right and (B) 3,223,140 shares acquirable upon exercise of the Warrant acquirable under the Purchase Right.

                  "The number of shares of Common Stock acquirable upon exercise or conversion of the securities of the Issuer held or acquirable by Hawkeye are adjustable in accordance with the terms thereof upon the occurrence of certain events, including without limitation issuance by the Issuer of securities at prices below the then-current exercise or conversion price of the securities held or acquirable by Hawkeye. In addition, the conversion price of the Series A Convertible Preferred Stock is adjustable upon the occurrence of certain events, including without limitation the Issuer's operating results for the fourth quarter of 2000 and the outcome of certain contingencies. The adjustment of the conversion price of the Series A Convertible Preferred Stock would result in a corresponding adjustment to the exercise price of the

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CUSIP No. 607235504                     Page 7 of 8
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-----------------------------------    -----------------------------------------

         Warrant and the exercise and conversion prices of the securities purchasable under the Purchase Right.

                  "Neither the Reporting Persons nor Ms. Fitch have effected any other transactions in the securities of the Issuer in the last sixty days. Ms. Fitch does not beneficially own any Common Stock."


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item No. 6 of this Schedule 13D is hereby amended by adding the following paragraphs:

                  "For a description of the Crown Shareholders Agreement, see
         Item 4 hereof.

                  "For a description of the Letter Agreement, see Item 4 hereof.

                  "In connection with Hawkeye's conversion of its $1,200,000 Note, the Issuer, Hawkeye and Mid-Ohio Securities Corp., FBO R. Lee Smith (Acct. 15051) executed and delivered an Election to Convert dated January 12, 2001.

                  "Except as described in this Schedule 13D, neither the Individual Shareholder nor Hawkeye has any other contracts, arrangements, understandings or relationships with any persons with respect to any securities of the Company."


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 8 Shareholders Agreement, dated January 12, 2001, between the shareholders of the Issuer, Crown, Hawkeye, and Mid-Ohio Securities Corp., FBO R. Lee Smith (Acct. 15051)

         Exhibit 9 Election to Convert, dated January 12, 2001, between Hawkeye, Mid-Ohio Securities Corp., FBO R. Lee Smith (Acct. 15051), and the Issuer.

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CUSIP No. 607235504                     Page 8 of 8
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2001




                                                \s\ ARTHUR L. CAHOON
                                                -----------------------------
                                                Arthur L. Cahoon



                                                HAWKEYE, INC.



                                                By \s\ ARTHUR L. CAHOON
                                                -----------------------------
                                                      Arthur L. Cahoon
                                                          President


         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of and any title of each person who signs the statement shall be typed or printed beneath his signature.

         ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

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CUSIP No. 607235504
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EXHIBIT LIST


         Exhibit 8 Shareholders Agreement, dated January 12, 2001, between the shareholders of the Issuer, Crown, Hawkeye, and Mid-Ohio Securities Corp., FBO R. Lee Smith (Acct. 15051)

         Exhibit 9 Election to Convert, dated January 12, 2001, between Hawkeye, Mid-Ohio Securities Corp., FBO R. Lee Smith (Acct. 15051), and the Issuer.